July 3, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

RE:

VistaGen Therapeutics, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 20, 2014

File No. 333-195901

Dear Mr. Riedler:

We thank you for your comment letter dated May 22, 2014 (the “Comment Letter”) addressed to VistaGen Therapeutics, Inc. (the “Company”). The following is in response to the Staff’s inquiry in the Comment Letter regarding Amendment No. 1 to the  Registration Statement on Form S-1 (the “Registration Statement”), filed by the Company on May 20, 2014. The Staff’s comment is included below in bold, and is immediately followed by the Company’s response.

Contemporaneously with the filing of this letter, the Company is filing a pre-effective amendment to the Registration Statement in response to the Staff’s comment (the “Amendment”).

General

1.

Please amend your filing to include updated financial statements meeting the requirements of Rule 8-08 of Regulation S-X.

Response.

In response to Staff’s comment, the Amendment contains the Company’s audited financial statements for the year ended March 31, 2014.

If you have any questions or would like to discuss our response, please contact the undersigned at (650) 577-3613.

Very truly yours,

/s/  Shawn K. Singh

Shawn K. Singh

Chief Executive Officer and Director

VistaGen Therapeutics, Inc.

cc:

Daniel W. Rumsey

Managing Partner

Disclosure Law Group